SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

Crown Media Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

228411 10 4

(CUSIP Number)

Judith C. Whittaker, Esq.
Executive Vice President and General Counsel
Hallmark Cards, Incorporated
Department 339
2501 McGee
Kansas City, Missouri 64108
(816) 274-5583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [  ].

Page 1 of 17 Pages

SCHEDULE 13D

CUSIP No. 228411 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Hallmark Cards, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY	[ ]

4	SOURCE OF FUNDS
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 75,000 Shares of Class A common stock

	8	SHARED VOTING POWER 69,806,071 Shares of Class A common stock (1)

	9	SOLE DISPOSITIVE POWER 75,000 Shares of Class A common stock

	10	SHARED DISPOSITIVE POWER 69,806,071 Shares of Class A common stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,881,071 Shares of Class A common stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 66.8% (2)

14	TYPE OF REPORTING PERSON CO

(1)	Includes 30,670,422 shares of Class B common stock, par value $0.01 per share, of Crown Media Holdings, Inc., which are convertible at the option of the holder into an equivalent number of shares of Class A common stock.

(2)	Assuming conversion of the shares of Class B common stock included in the response to Item 11.

Page 2 of 17 Pages

CUSIP No. 228411 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Hallmark Entertainment, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 69,806,071 Shares of Class A common stock (1)

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 69,806,071 Shares of Class A common stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,806,071 Shares of Class A common stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 66.7% (2)

14	TYPE OF REPORTING PERSON CO

(1)	Includes 30,670,422 shares of Class B common stock, par value $0.01 per share, of Crown Media Holdings, Inc., which are convertible at the option of the holder into an equivalent number of shares of Class A common stock.

(2)	Assuming conversion of the shares of Class B common stock included in the response to Item 11.

Page 3 of 17 Pages

This Schedule 13D/A Amendment No. 2 hereby amends and restates in its entirety the Schedule 13D, filed jointly by Hallmark Cards, Incorporated and Hallmark Entertainment, Inc. with respect to the securities of Crown Media Holdings, Inc.

ITEM 1. Security and Issuer.

        This Statement on Schedule 13D/A (this “Schedule 13D/A”) relates to shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Crown Media Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6430 S. Fiddlers Green Circle, Suite 500, Greenwood Village, Colorado 80111.

        Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A also relates to the shares of Class A Common Stock issuable upon conversion of shares of the Class B common stock, par value $0.01 per share (“Class B Common Stock”, and collectively with the Class A Common Stock, the “Common Stock”) of the Issuer. Holders of Class A Common Stock are entitled to one vote for each share held, and holders of Class B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders.

ITEM 2. Identity and Background.

        (a)  – (c) and (f): This Schedule 13D/A is being filed by Hallmark Cards, Incorporated (“Hallmark Cards”), a Missouri Corporation, and Hallmark Entertainment, Inc. (“Hallmark Entertainment”), a Delaware corporation and wholly owned subsidiary of Hallmark Cards, (together, the “Reporting Persons”). Hallmark Cards has its principal executive office at 2501 McGee, Kansas City, Missouri 64108. Hallmark Cards’ principal business is the manufacturing of greeting cards. Hallmark Entertainment has its principal executive office at 1325 Avenue of the Americas, 21st Floor, New York, New York 10019. Hallmark Entertainment’s principal business is the production of made-for-television movies, miniseries and series.

        (d)  and (e): The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

        During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

        Films Transaction.    On September 28, 2001, Hallmark Entertainment received 33,319,528 shares of Class A Common Stock of the Issuer, as consideration in exchange for the transfer by Hallmark Entertainment Distribution LLC, a Delaware limited liability company and wholly owned subsidiary of Hallmark Entertainment, (“Hallmark Entertainment Distribution”) to

Page 4 of 17 Pages

the Issuer of certain made-for-television movies, specials, theatrical films, mini-series, series and made-for-video product consisting of 702 titles, along with related film properties and rights (the “film assets”) under that certain Purchase and Sale Agreement, dated as of April 10, 2001, by and between the Issuer and Hallmark Entertainment Distribution (the “Purchase and Sale Agreement”).

        The number of shares of Class A Common Stock included in the purchase price for the film assets was calculated as follows with the “average stock price” meaning the average of the closing price per share of the Class A Common Stock as reported on the Nasdaq National Market System on each trading day during the period beginning on November 6, 2000 (the date on which the Issuer publicly announced that it was investigating the possibility of a transaction) and ending on the trading date immediately prior to the closing date for the films transaction:

•	if the average stock price was less than $17.00, then 35,294,118 shares;

•	if the average stock price was greater than $18.70, then 32,085,562 shares; or

•	if the average stock price was at least $17.00, but not greater than $18.70, then the number of shares was to equal $600,000,000 divided by the average stock price.

        Based on an average stock price of $17.78 from November 6, 2000, to September 27, 2001, the last trading day immediately prior the closing date of the films transaction, the Issuer issued 33,744,528 shares. Of the total number of shares issued in the transaction, 33,319,528 were delivered to Hallmark Entertainment and 425,000 shares were issued in escrow and will be returned to the Issuer if a proposed settlement of a lawsuit related to the films transaction (the “Stockholder Suit”) becomes final.

        Acquisition from Henson.    On July 27, 2001, Hallmark Entertainment purchased 5,377,721 shares of the outstanding Class A Common Stock of the Issuer from the Jim Henson Company (“Henson”), a subsidiary of German media company, EM.TV & Merchandising AG (“EM.TV”) for $90 million in cash. The shares were originally issued to Henson in March 2001 in exchange for Henson’s 22.5% interest in Odyssey Holdings, L.L.C. (now known as Crown Media United States, LLC) (referred to hereinafter as “CMUS” or “Odyssey”) and Henson’s 50% interest in H&H Programming-Asia, LLC. The source of funds used by Hallmark Entertainment to acquire the 5,377,721 shares of Class A Common Stock from Henson was working capital.

        Acquisition from Kirsch.    On November 14, 2000, Hallmark Cards purchased 360,000 shares of the outstanding Class A Common Stock of the Issuer from Kirsch Media Group for $5,850,000 cash. The source of funds used by Hallmark Cards to acquire the 360,000 shares of Class A Common Stock from Kirsch Media Group was working capital. On December 26, 2000, Hallmark Cards transferred these 360,000 shares together with an additional 78,400 shares of Class A Common Stock of the Issuer held by it to Hallmark Entertainment as a contribution of capital, valued at $14 per share. On the same date Hallmark Cards also transferred 7,000 shares of Class A Common Stock of the Issuer held by it to certain of its executive officers.

Page 5 of 17 Pages

        Contribution Agreement.    Hallmark Entertainment acquired 30,670,422 shares of Class B Common Stock on May 9, 2000 (the “IPO Date”) from the Issuer in exchange for its interest in Crown Media International, Inc. (formerly Crown Media, Inc.) pursuant to a Contribution Agreement dated as of January 27, 2000 (the “Contribution Agreement”) by and among the Issuer, Hallmark Entertainment, Crown Media International, Inc., Liberty Media Corporation, Vision Group Incorporated, VISN Management Corp., National Interfaith Cable Coalition, Inc. and Chase Equity Associates, L.P. (now known as J.P. Morgan Partners (BHCA), L.P.) A copy of the Contribution Agreement is incorporated by reference as an Exhibit hereto.

ITEM 4. Purpose of Transaction.

        Films Transaction.    On September 28, 2001, the Issuer and Hallmark Entertainment Distribution closed the films transaction pursuant to the Purchase and Sale Agreement. Pursuant to the Purchase and Sale Agreement, the Issuer issued to Hallmark Entertainment 33,319,528 shares of Class A Common Stock in exchange for the transfer by Hallmark Entertainment Distribution to the Issuer of the film assets. Hallmark Entertainment acquired the shares of Class A Common Stock as a result of the transfer of assets to the Issuer, and intends to hold the shares for investment purposes.

        Acquisition from Henson.    On July 27, 2001, Hallmark Entertainment purchased 5,377,721 shares of the outstanding Class A Common Stock of the Issuer from Henson for $90 million in cash. The shares were originally issued to Henson in March 2001 in exchange for Henson’s 22.5% interest in Odyssey and Henson’s 50% interest in H&H Programming — Asia, LLC. The purpose of Hallmark Entertainment’s purchase from Henson was for investment purposes.

        Acquisition from Kirsch.    On November 14, 2000, Hallmark Cards purchased 360,000 shares of the outstanding Class A Common Stock of the Issuer from Kirsch Media Group for $5,850,000 cash. The source of funds used by Hallmark Cards to acquire the 360,000 shares of Class A Common Stock from Kirsch Media Group was working capital. On December 26, 2000, Hallmark Cards transferred these 360,000 shares together with an additional 78,400 shares of Class A Common Stock of the Issuer held by it to Hallmark Entertainment as a contribution of capital, valued at $14 per share. On the same date Hallmark Cards also transferred 7,000 shares of Class A Common Stock of the Issuer held by it to certain of its executive officers. The purpose of Hallmark Entertainment’s purchase from Hallmark Cards was investment purposes.

        Contribution Agreement.    Prior to the consummation of the transactions contemplated by the Contribution Agreement, (i) Hallmark Entertainment owned 88.9% of the equity interest in Crown Media International, Inc. (“CMI”), which owned a 22.5% common equity interest in CMUS, (ii) J.P. Morgan Partners (BHCA), L.P. owned the remaining 11.1% equity interest in CMI, (iii) National Interfaith Cable Coalition, Inc. owned a 22.5% common equity interest in CMUS, and (iv) Liberty Media Corporation indirectly owned a 32.5% common equity interest in CMUS. The purpose of the transactions contemplated by the Contribution Agreement, which occurred simultaneously with the closing of the IPO, was to reorganize the foregoing interests in CMI and CMUS under the Issuer in exchange for shares of Common Stock and to facilitate the IPO. As a result of the reorganization, Hallmark Entertainment owns all of the outstanding

Page 6 of 17 Pages

shares of Class B Common Stock, which represent approximately 89.9% of the voting power of the outstanding shares of Common Stock. Accordingly, Hallmark Entertainment controls the Issuer, subject to the terms of the Stockholders Agreement described in Item 6 below.

        Hallmark Cards acquired the shares of Class A Common Stock in the IPO for investment purposes. Hallmark Entertainment acquired the shares of Class A Common Stock subsequent to the IPO for investment purposes.

        Except as set forth herein, neither of the Reporting Persons have any plans or proposals which relate to or would result in:

        (a)  the acquisition of any additional securities of the Issuer, or the disposition of any securities of the Issuer;

        (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

        (c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill existing vacancies on the board;

        (e)  any material change in the present capitalization or dividend policy of the Issuer;

        (f)  any material change in the Issuer’s business or corporate structure;

        (g)  any change in the Issuer’s charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h)  causing a class of equity securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)  a class of equity securities of the Issuer becoming ineligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j)  any action similar to the foregoing.

        Notwithstanding the foregoing, either of the Reporting Persons may determine to change their plans or proposals with respect to the Issuer at any time in the future. In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer.

Page 7 of 17 Pages

The Reporting Persons reserve the right, based on all relevant factors, to acquire additional shares of the Common Stock or, subject to the terms of the Stockholders Agreement and restrictions under applicable securities laws, dispose of shares of Common Stock.

ITEM 5. Interests in Securities of the Issuer.

        (a)-(b): Hallmark Entertainment owns 69,806,071 shares of Common Stock, representing a beneficial ownership of 66.7% of the shares of Class A Common Stock that would be outstanding upon the conversion of the 30,670,422 shares of Class B Common Stock held by Hallmark Entertainment. Hallmark Entertainment shares voting and dispositive power over such shares with Hallmark Cards.

        Hallmark Cards owns 75,000 shares of Class A Common Stock as to which Hallmark Cards has sole voting and dispositive power. Hallmark Cards shares voting and dispositive power over the 69,806,071 shares of Common Stock held by Hallmark Entertainment.

        The information requested by (a)-(b) of this Item 5 for each director and executive officer of Hallmark Cards and Hallmark Entertainment is set forth in Schedule II hereto and is incorporated herein by reference.

        (c): Hallmark Entertainment acquired 33,319,528 shares of Class A Common Stock within the past 60 days. Except as described in this Item 5(c), neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers, has effected any transactions in shares of Common Stock during the past 60 days.

        (d): None

        (e): Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Films Transaction.    On September 28, 2001, Hallmark Entertainment Distribution acquired 33,319,528 shares of Class A Common Stock from the Issuer as consideration for the transfer by Hallmark Entertainment Distribution to the Issuer of the film assets pursuant to the Purchase and Sale Agreement.

        Registration Rights Agreement.    Hallmark Entertainment Distribution is a party to a Registration Rights Agreement, dated September 28, 2001, by and between Crown Media Holdings, Inc. and Hallmark Entertainment Distribution. The Registration Rights Agreement confers on Hallmark Entertainment Distribution, or its assignee, the right, on not more than four occasions in the aggregate, and no more frequently than once every six months, to require the Issuer to register for offer and sale under the Securities Act of 1933, as amended, (the “Securities Act”) all or a portion of the Class A Common Stock acquired by Hallmark Entertainment Distribution pursuant to the Purchase and Sale Agreement (or as otherwise acquired up to a maximum 5% of the outstanding shares of the Issuer at the date of the registration demand), provided that the shares of Class A Common Stock for which a demand registration is made must represent at least 7% of the aggregate shares of the Issuer then issued and outstanding. In

Page 8 of 17 Pages

addition, Hallmark Entertainment Distribution has the right to participate, subject to certain restrictions, in any registered public offering filed by the Issuer under the Securities Act.

        Escrow Agreement.    Hallmark Entertainment Distribution is a party to an Escrow Agreement, dated as of September 28, 2001, (the “Escrow Agreement”) by and among Hallmark Entertainment Distribution, Crown Media Holdings, Inc. and Colorado State Bank and Trust (the “Escrow Agent”). Pursuant to the terms of the proposed settlement of the Stockholder Suit and the terms of the Escrow Agreement, the Issuer deposited with the Escrow Agent the stock certificate representing 425,000 shares of Class A Common Stock issued pursuant to the Purchase and Sale Agreement. The Escrow Agent is to hold the Escrowed Shares until receipt of instructions, executed by both the Issuer and Hallmark Entertainment Distribution, directing the Escrow Agent to deliver the Escrowed Shares to the Issuer. Such instructions will be issued if the proposed settlement of the Stockholder Suit becomes final. In the event that delivery instructions are not received by the Escrow Agent on or before March 1, 2002, the Escrowed Shares will be delivered to Hallmark Entertainment Distribution.

        Henson Acquisition.    On July 27, 2001, Hallmark Entertainment acquired 5,377,721 shares of outstanding Class A Common Stock from Henson for an aggregate purchase price of $90 million in cash. This purchase was made pursuant to a Stock Purchase Agreement, dated as of July 24, 2001, by and between Henson and Hallmark Entertainment.

        Amended and Restated Stockholders Agreement.    Hallmark Entertainment is a party to a Second Amended and Restated Stockholders Agreement, dated as of August 31, 2001, (the “Stockholders Agreement”) by and among Hallmark Entertainment, Liberty Media Corporation, Liberty Crown, Inc. VISN Management Corp., J.P. Morgan Partners (BHCA), L.P., DIRECTV Enterprises, Inc. and the Issuer. The Stockholders Agreement provides that the Issuer’s Board of Directors will consist of not less than 11 directors, with six nominated by Hallmark Entertainment, one nominated by each of Liberty Media Corporation, VISN Management Corp. and J.P. Morgan Partners (BHCA), L.P. and two independent directors who will not be officers or employees of any of the parties or their affiliates nominated by the Board of Directors. The rights of the parties to nominate a director will terminate on the later of (1) such party owning less than 5% of the Common Stock then outstanding or (2) such party ceasing to own at least 75% of the Common Stock such party owned immediately following the completion of the Issuer’s IPO.

        The parties to the Stockholders Agreement agree not to transfer more than 25% of the Common Stock owned by them immediately following the IPO until after the second anniversary of the Stockholders Agreement, except to their affiliates, another party to the Stockholder Agreement or their affiliates, to their executives under a stock-based compensation package, or in a transaction involving a merger, consolidation or business combination with, or sale of all of our common stock to, a third party that is not affiliated with the Issuer.

        In addition, the Stockholders Agreement provides that, in the event Hallmark Entertainment proposes to transfer 20% or more of the outstanding Common Stock to an unaffiliated third party, each other party to the Stockholders Agreement will have the right to participate on the same terms in that transaction with respect to the proportionate number of such other party’s shares. The Stockholders Agreement also provides that if the Issuer issues for cash

Page 9 of 17 Pages

an amount of the Common Stock, in either a public offering or private transaction, that causes Liberty Media Corporation and its affiliates to own, in the aggregate, less than 10% of the outstanding Common Stock, Liberty Media Corporation will have the right to purchase, at such public offering price or the average closing price of the Class A Common Stock over a five-day period prior to the closing of such private transaction, as applicable, an amount of the Class A Common Stock so as to restore its 10% ownership interest. Liberty Media Corporation must exercise such right not less than seven days prior to the closing of such issuance.

        Under the Stockholders Agreement, Hallmark Entertainment has the right to require the Issuer on four occasions, and the other parties, as a group, have the right to require the Issuer on two occasions, to register for sale the shares of the Common Stock they hold, so long as the number of shares they require the Issuer to register in each case is at least 7% of the Common Stock then outstanding. Hallmark Entertainment and the other parties also have an unlimited number of “piggy back” registration rights.

        The Stockholders Agreement also provides that the Issuer will be obligated to pay all expenses that result from the registration of Hallmark Entertainment’s and the other parties’ Common Stock under the Stockholders Agreement, other than registration and filing fees, attorneys fees, underwriter fees or expenses and underwriting discounts and commissions. The Issuer also agreed to indemnify such parties against any liabilities that may result from their sale of Common Stock, including Securities Act liabilities.

        Under the Stockholders Agreement, the Issuer also agreed that, for so long as the Issuer or any of its affiliates are entitled to have a representative on the Odyssey governance committee, and VISN Management Corp. and its affiliates either (a) are entitled to nominate to, or designate a member of, our Board of Directors or (b) beneficially own any preferred interests in Odyssey, then neither the Issuer nor any of its affiliates will, without the consent of the member of the Issuer’s Board of Directors nominated by VISN Management Corp. or a representative of the National Interfaith Cable Coalition, Inc., vote in favor of:

•	any specified change in, or action described in, the Odyssey amended and restated company agreement that relates to VISN Management Corp.’s preferred interest in Odyssey or that relates to VISN Management Corp.’s rights to programming on the Odyssey Network or its programming budget;

•	any repayment or redemption of specified equity interests in Odyssey;

•	any transfer of all of Odyssey’s assets or any business combination involving Odyssey where Odyssey is not the surviving entity, unless the transferee assumes specified obligations under the Odyssey amended and restated company agreement until the later of the fifth anniversary of this offering or the second anniversary of the transfer or business combination;

•	the dissolution of Odyssey, except in connection with a complete liquidation;

•	any transfer of all of Odyssey’s assets to, or any business combination involving Odyssey with, the Issuer or any of its affiliates, or any other material transaction with

Page 10 of 17 Pages

the Issuer or any of its affiliates, unless the Issuer comply with specified restrictions relating to any financial benefit the Issuer receives from the transaction that is more than what the Issuer would have received had the transaction been on an arm’s-length basis or on commercially reasonable terms;

•	any transfer of all of Odyssey’s assets or any business combination involving Odyssey where Odyssey is not the surviving entity, prior to the second anniversary of the Issuer’s IPO; or

•	any amendment to Odyssey’s amended and restated company agreement that would result in none of the Issuer or its affiliates having the right to consent to take any of the actions listed in the above bullet points.

        The Issuer also agreed under the Stockholders Agreement not to transfer any of its interest in Odyssey prior to the second anniversary of the IPO without the consent of the VISN Management Corp. or the National Interfaith Cable Coalition, Inc. In addition, the Issuer agreed not to transfer any of its interests in Odyssey after the second anniversary of the IPO unless the transfer is conditioned on the requirement that the transferee assume the Issuer’s obligations described above. Under the terms of the Stockholders Agreement, the transferee’s obligations will generally expire on the later of (1) the fifth anniversary of the IPO, (2) the second anniversary of the transfer or (3) the repayment of VISN Management Corp.’s preferred interest in Odyssey, except that the obligations of the transferee will expire upon dissolution of Odyssey.

        The foregoing summary is qualified in its entirety by reference to the text of the Stockholders Agreement which is filed as an Exhibit hereto and hereby incorporated by reference.

ITEM 7. Material to be Filed as Exhibits.

(1)	Contribution Agreement, dated as of January 27, 2000, by and among Hallmark Entertainment, Inc., Crown Media, Inc., Liberty Media Corporation, Vision Group Incorporated, VISN Management Corp., National Interfaith Cable Coalition, Inc., Chase Equity Associates, L.P. and Crown Media Holdings, Inc. (previously filed as Exhibit 2.1 to the Registration Statement on Form S-1/A (Amendment No. 1) of Crown Media Holdings, Inc., Commission File No. 333-95573, filed on March 10, 2000, and incorporated herein by reference).

(2)	Amended and Restated Stockholders Agreement, dated as of March 14, 2001, by and among Hallmark Entertainment, Inc., Liberty Media Corporation, Liberty Crown, Inc., VISN Management Corp., J.P. Morgan Partners (BHCA), L.P., The Jim Henson Company and Crown Media Holdings, Inc. (previously filed as Exhibit 10.1 to the Annual Report on Form 10-K of Crown Media Holdings, Inc, Commission File No.000-30700, filed on March 27, 2001 and incorporated herein by reference).

(3)	Joint Filing Agreement, dated as of May 19, 2000, by and between Hallmark Cards, Incorporated and Hallmark Entertainment, Inc. (previously filed as Exhibit

Page 11 of 17 Pages

3 to the Schedule 13D of the Reporting Persons, Commission File No. 005-59037, filed on May 19, 2000 and incorporated herein by reference).

(4)	Purchase and Sale Agreement, dated as of April 10, 2001, by and between Hallmark Entertainment Distribution LLC and Crown Media Holdings, Inc. (previously filed as Appendix A to the definitive proxy materials of Crown Media Holdings, Inc. filed on May 7, 2001 and incorporated herein by reference).

(5)	Stock Purchase Agreement, dated as of July 24, 2001, by and between The Jim Henson Company, Inc. and Hallmark Entertainment (previously filed as Exhibit 5 to the Schedule 13D/A Amendment No.1 of the Reporting Persons, Commission File No. 005-59037, filed on August 7, 2001 and incorporated herein by reference).

(6)	Registration Rights Agreement, dated as of September 28, 2001, by and between Crown Media Holdings, Inc. and Hallmark Entertainment Distribution LLC.

(7)	Escrow Agreement, dated as of September 28, 2001, by and between Hallmark Entertainment Distribution LLC, Crown Media Holdings, Inc. and Colorado State Bank and Trust.

Page 12 of 17 Pages

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:	October 11, 2001	HALLMARK CARDS, INCORPORATED

		By: Name: Title:	/s/ Judith Whittaker Judith Whittaker

HALLMARK ENTERTAINMENT, INC.

		By: Name: Title:	/s/ Judith Whittaker Judith Whittaker

Page 13 of 17 Pages

SCHEDULE I

        The name and present principal occupation of each director and executive officer of Hallmark Cards, Incorporated and Hallmark Entertainment, Inc. are set forth below. The business address for the directors and executive officers of Hallmark Cards, Incorporated is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108. The business address for the directors and executive officers of Hallmark Entertainment, Inc. is c/o Hallmark Entertainment, Inc., 1325 Avenue of the Americas, 21st Floor, New York, New York 10019. All the directors and executive officers listed on this Schedule I are United States citizens.

Hallmark Cards, Incorporated

Name	Title

Donald J. Hall	Director; Chairman of the Board

Irvine O. Hockaday, Jr.	Director; President and Chief Executive Officer

Donald J. Hall, Jr.	Director; Vice-Chairman/Executive Vice President-Strategy and Development

John F. Akers	Director, Retired

Timm F. Crull	Director, Retired

Nancye L. Green	Director; President, Donovan & Green

David E. Hall	Director; President, Vice President, Binney & Smith, Inc.

John P. Mascotte	Director, Retired

William D. Perez	Director; President and CEO of S.C. Johnson & Son, Inc.

Herman Cain	Director; Chairman of the Board, Godfather’s Pizza, Inc.

Donald H. Fletcher	President – Hallmark North America

Robert J. Druten	Executive Vice President –Chief Financial Officer

Steve Paoletti	Senior Vice President – Sales

Ralph Christensen	Senior Vice President – Human Resources

Anil Jagtiani	Senior Vice President – Corporate Strategy

Jan Murley	Group Vice President – Marketing

Wayne Herran	Group Vice President – Operations

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Hallmark Entertainment, Inc.

Name	Title

Robert Halmi, Sr.	Director; Chairman of the Board

Robert A. Halmi, Jr.	Director; President

Donald J. Hall Jr.	Director; Chairman of Hallmark Cards

Irvine O. Hockaday, Jr.	Director; President and CEO of Hallmark Cards

Robert J. Druten	Director; Vice President and CFO of Hallmark Cards

Morton I. Sosland	Director; Chairman, Sosland Publishing Company

John P. Mascotte	Director

Peter von Gal	Chief Operating Officer

J. Daniel Martin	Executive Vice President, Production

David V. Picker	President—Worldwide Production

Timothy Clyne	Executive Vice President, Finance

Joel Denton	Executive Vice President – Managing Director, International Distribution

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SCHEDULE II

        To the knowledge of the Reporting Persons, listed below are the names of their executive officers and directors who beneficially own Common Stock of the Issuer, along with the number of shares each such person beneficially owns. To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock. To the knowledge of the Reporting Persons, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding. Except as otherwise noted, each person acquired his/her shares of Class A Common Stock on May 9, 2000 at the time of the closing of the IPO at a price per share of $14.

Name	Number of Shares

Donald J. Hall, Jr.	2,500

Irvine O. Hockaday, Jr.	20,000

Timm F. Crull	20,000

Nancye L. Green	10,000

David E. Hall	2,500

John F. Akers	5,000

William D. Perez	24,300	(21,900 of which were acquired post-IPO)

Donald H. Fletcher	1,000

Robert J. Druten	9,500

Morton I. Sosland	7,000	(2,000 of which were acquired post- IPO)

Peter von Gal	1,500

David V. Picker	200

Robert A. Halmi, Jr.	175,000

John P. Mascotte	17,800	(1)

Timothy Clyne	13,000

Joel Denton	1,000

Ralph Christensen	1,500

Jan Murley	1,500

(1) Mr. Mascotte acquired 10,000 shares of Class A Common Stock on May 9, 2000 at the time of the closing of the IPO at a price per share of $14. On the same date, the Issuer granted a stock option for 7,800 shares of Class A Common Stock to Mr. Mascotte, who is a director of the Issuer, at an exercise price of $14 per share, all of which are currently fully vested.

Page 16 of 17 Pages

EXHIBIT
NUMBER	DESCRIPTION

(1)	Contribution Agreement, dated as of January 27, 2000, by and among Hallmark Entertainment, Inc., Crown Media, Inc., Liberty Media Corporation, Vision Group Incorporated, VISN Management Corp., National Interfaith Cable Coalition, Inc., Chase Equity Associates, L.P. and Crown Media Holdings, Inc. (previously filed as Exhibit 2.1 to the Registration Statement on Form S-1/A (Amendment No. 1) of Crown Media Holdings, Inc., Commission File No. 333-95573, filed on March 10, 2000, and incorporated herein by reference)

(2)	Amended and Restated Stockholders Agreement, dated as of March 14, 2001, by and among Hallmark Entertainment, Inc., Liberty Media Corporation, Liberty Crown, Inc., VISN Management Corp., J.P. Morgan Partners (BHCA), L.P., The Jim Henson Company and Crown Media Holdings, Inc. (previously filed as Exhibit 10.1 to the Annual Report on Form 10-K of Crown Media Holdings, Inc, Commission File No.000-30700, filed on March 27, 2001 and incorporated herein by reference)

(3)	Joint Filing Agreement, dated as of May 19, 2000, by and between Hallmark Cards, Incorporated and Hallmark Entertainment, Inc. (previously filed as Exhibit

3 to the Schedule 13D of the Reporting Persons, Commission File No. 005-59037, filed on May 19, 2000 and incorporated herein by reference)

(4)	Purchase and Sale Agreement, dated as of April 10, 2001, by and between Hallmark Entertainment Distribution LLC and Crown Media Holdings, Inc. (previously filed as Appendix A to the definitive proxy materials of Crown Media Holdings, Inc. filed on May 7, 2001 and incorporated herein by reference)

(5)	Stock Purchase Agreement, dated as of July 24, 2001, by and between The Jim Henson Company, Inc. and Hallmark Entertainment (previously filed as Exhibit 5 to the Schedule 13D/A Amendment No.1 of the Reporting Persons, Commission File No. 005-59037, filed on August 7, 2001 and incorporated herein by reference)

(6)	Registration Rights Agreement, dated as of September 28, 2001, by and between Crown Media Holdings, Inc. and Hallmark Entertainment Distribution LLC.

(7)	Escrow Agreement, dated as of September 28, 2001, by and between Hallmark Entertainment Distribution LLC, Crown Media Holdings, Inc. and Colorado State Bank and Trust.

Page 17 of 17 Pages